UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
 SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 33-18054

LVMH MOËT HENNESSY LOUIS VUITTON
(Exact name of registrant as specified in its charter)

22, avenue Montaigne 75008 Paris, France
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Shares, par value € (euros) 0.30 per share
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule12h-3(b)(1)(i)	[ x ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule12h-3(b)(1)(ii)	[ ]
Rule12g-4(a)(2)(i)	[ ]	Rule12h-3(b)(2)(i)	[ ]
Rule12g-4(a)(2)(ii)	[ ]	Rule12h-3(b)(2)(ii)	[ ]
		Rule15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: __278_____________

Pursuant to the requirements of the Securities Exchange Act of 1934, LVMH Moët Hennessy Louis Vuitton has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 8, 2004	By: /s/ Bernard Kuhn

Name: Bernard Kuhn
Title: General Counsel